FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 6, 2003

Commission File Number 333-66973

AERCO LIMITED

22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

INDEX TO EXHIBITS

Item
1.	Press release dated June 5, 2003.
24.	Power of Attorney for AerCo Limited.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 6, 2003

AERCO LIMITED (Registrant)

By:	/s/ Adrian Robinson

Name: Adrian Robinson
Title: Attorney-in-Fact

Item 1

STANDARD & POOR’S	R A T I N G S D I R E C T

Research: Ratings Lowered in Global Aircraft Operating Lease-Backed Securitizations; Outlook Negative
Publication date:	05-Jun-03
Credit Analyst:	Ted Burbage, New York (1) 212-438-2684; Sean Hannigan, London (44) 20-7826-3783; Corwin Leung, New York (1) 212-438-2532; Anthony Nocera, New York (1) 212-438-1568; Philip Baggaley, CFA, New York (1) 212-438-7683

LONDON (Standard & Poor’s) June 5, 2003--Standard & Poor’s Ratings Services said today that it lowered its credit ratings on notes in eight of the portfolio aircraft operating lease-backed securitizations that it rates, representing $8.3 billion in notes.

     At the same time, the ratings that were lowered were removed from CreditWatch where the more senior classes were placed on March 25, 2003. In some transactions the junior classes were placed on CreditWatch on Sept. 27, 2001.

     To reflect the continued uncertainty that aircraft securitizations will face over the intermediate term, the outlook is negative on all notes in the affected securitizations (see list below). This rating action does not affect synthetic aircraft transactions, which are being reviewed separately.

     The rating actions reflect prolonged reduction of transaction net cash flow. This results from the challenges facing the air transportation industry and the poor prospects for a recovery in lease revenues to the levels projected when the transactions closed. Since 2001, the performance of aircraft securitizations has been under pressure due to a reduction in global air traffic. This has resulted in airline credit problems, which have included major operator bankruptcies and, in some cases, liquidations. This turmoil has led to a broad decline in aircraft values and market lease rates, including substantial declines for models that are core to most aircraft operating lease securitizations (e.g., B737-300, B737-400, B757-200, and B767-300).

     While Standard & Poor’s analytical approach assumed that aircraft values and lease rates would deteriorate during periods of market stress, the current market downturn is shaping up to be unusually severe and prolonged. Furthermore, Standard & Poor’s considers that values and lease rates for many aircraft types will never fully recover, limiting the strength of an eventual cash flow recovery upon a cyclical industry upturn. Since changes in aircraft values and lease rates tend to lag changes in airline profitability, it now appears that they are not likely to recover significantly before 2005.

The weakness in lease cash flow has significantly slowed debt repayment for many of the transactions, which, coupled with an apparently permanent decline in values of some aircraft, has increased default risk over the medium and longer term. The particular vulnerability of junior tranches of debt in the securitizations to deteriorating credit support has been reflected in earlier rating actions. In addition, with limited prospects for a significant recovery in the near term, the risk of default of the senior and mezzanine tranches has also increased.

     The primary analytical factors considered in determining the extent of downgrades included aircraft fleet composition and quality, cash flow performance, and structural features. The composition and quality of the aircraft fleet are key determinants of a transaction’s future net cash flow. Transactions relying on a fleet of older vintage aircraft are disadvantaged as airlines are more likely to lease more modern and efficient planes. Maintenance and reconfiguration costs for older and technologically obsolete aircraft are also often higher, leading to poorer lease economics.

     Cash flow performance for all deals has been negatively affected, primarily since Sept. 11, 2001, by the unprecedented level of airline defaults, lease renegotiation, and aircraft repossessions. The degree of cash flow impairment has varied across transactions, ranging from 3% declines in average revenues after year-end 2001 compared with average revenues before year-end 2001 for more recent transactions that are financing newer aircraft to 40% for transactions backed by older aircraft, or those with higher obligor concentrations increasing the severity of a renegotiation or default. The reduction in cash flow has slowed principal repayment for most securities, so that current LTV ratios have drifted upward and expected payment dates (not addressed by Standard & Poor’s ratings) significantly extended toward the legal final payment date.

     The slowed debt amortization, particularly for the senior "soft bullet" maturities and the junior notes, combined with accelerated and deeper asset depreciation for many aircraft types, will continue to expose most classes of notes to greater than expected cash flow deterioration. In reviewing the ratings, Standard and Poor’s considered the current debt paydown relative to pool asset value and the position of seniority within the capital structure. Classes of debt and tranches within classes that benefit from a significantly greater than pro-rata share of cash flow and are expected, even under stressed scenarios, to pay down within the next few years were differentiated.

The current excess supply of aircraft has depressed values and lease rates of almost all aircraft models, though the extent of the decline varies significantly. In the case of many portfolio aircraft transactions, the declines in value have far exceeded the amortization of the debt. Based on recent annual appraisals for the securitized fleets, the transaction LTV ratios have risen between two and 16 percentage points from their initial levels. Prospects for a substantial recovery in LTV ratios are poor, given that it is expected that neither appraisal values nor debt amortization are expected to improve (except in selected cases where cash flow is diverted from one class of debt to another).

     Moreover, the appraised values (typically "base values") used to determine LTV ratios are defined to assume an open, unrestricted, stable market environment with a reasonable balance of supply and demand. "Fair market values" (also called "current market values") are currently significantly below base value for most aircraft, and accordingly LTV ratios using current market values are even higher. Despite its limitations, base value is probably an appropriate analytical focus for some newer planes that are expected to largely recover their values when an eventual airline industry upturn occurs. (e.g., B737-800, A320-200, and B777-200ER)

     The ongoing negative industry conditions, including the continued risk of terrorism, Middle East tension, the outcome of large U.S. airline bankruptcies, and more recently the SARS outbreak have been factored into the revised ratings. However, the intermediate- and longer-term demand for certain aircraft and how that demand affects future values may further affect the performance of these transactions. To reflect this continued uncertainty over the intermediate term, ratings on all classes of notes in these aircraft securitizations now have outlooks.

     In determining the outlook on a rating, consideration is given to any changes in the economic and/or fundamental business conditions that could affect specific aircraft securitizations over the intermediate to longer term. The outlook is not necessarily a precursor to a rating change or future CreditWatch placement. CreditWatch placements highlight potential directions of ratings, but focus on identifiable events and short-term trends that cause ratings to be under special surveillance by Standard & Poor’s analytical staff.

     A commentary article on portfolio aircraft operating lease-backed securitizations will be published soon, and will be available on RatingsDirect, Standard & Poor’s Web-based credit analysis system, at www.ratingsdirect.com. Members of the media may contact the U.S. Press Office Hotline on (1) 212-438-2400 or via media_relations@standardandpoors.com or the European Press Office Hotline on (44) 20-7826-3605 or via media_europe@standardandpoors.com.

RATINGS LIST
Class	Rating
To	From
AerCo Ltd.
$1.52 Billion Floating- and Fixed-Rate Asset-Backed Notes

Ratings Lowered and Removed From CreditWatch; Outlook Negative
A-2	AA-/Negative	AA/Watch Neg
A-3	A/Negative	AA/Watch Neg
A-4	A/Negative	AA/Watch Neg
B-1	BBB/Negative	A/Watch Neg
B-2	BBB/Negative	A/Watch Neg
C-1	BB/Negative	BBB/Watch Neg
C-2	BB/Negative	BBB/Watch Neg
D-2	B/Negative	BB/Watch Neg

Aircraft Finance Trust
$1.209 Billion Floating- and Fixed-Rate Asset-Backed Notes Series 1999-1

Ratings Lowered and Removed From CreditWatch; Outlook Negative
A-1	A+/Negative	AA/Watch Neg
A-2	A+/Negative	AA/Watch Neg
B	BBB+/Negative	A/Watch Neg
C	BB+/Negative	BBB/Watch Neg
D	B+/Negative	BB/Watch Neg

Airplanes Pass-Through Trust
$3.412 Billion Floating-Rate Pass-Through Certificates*

Ratings Lowered and Removed From CreditWatch; Outlook Negative
A-6	AA-/Negative	AA/Watch Neg
A-8	A/Negative	AA-/Watch Neg
A-9	A/Negative	AA-/Watch Neg
*Initial outstanding amount of remaining classes.

ALPS 96-1 Pass-Through Trust
$393.531 Million Pass Through Certificates Series 96-1

Ratings Lowered and Removed From CreditWatch; Outlook Negative
A	BBB-/Negative	A+/Watch Neg
B	B/Negative	BBB+/Watch Neg
C	CCC/Negative	BB-/Watch Neg
D	CCC-/Negative	CCC+/Watch Neg

Aviation Capital Group Trust
$687 Million Floating- and Fixed-Rate Notes Series 2000-1

Ratings Lowered and Removed From CreditWatch; Outlook Negative
A-1	A/Negative	AA/Watch Neg
A-2	A/Negative	AA/Watch Neg
B-1	BBB/Negative	A/Watch Neg
C-1	BB/Negative	BBB/Watch Neg
D-1	B/Negative	BB/Watch Neg

Embarcadero Aircraft Securitization Trust
$792.6 Million Floating- and Fixed-Rate Asset-Backed Notes Series 2000-1

Ratings Lowered and Removed From CreditWatch; Outlook Negative
C	CCC/Negative	B-/Watch Neg

Ratings Removed From CreditWatch; Outlook Negative
A-1	BBB/Negative	BBB/Watch Neg
A-2	BBB/Negative	BBB/Watch Neg

Lease Investment Flight Trust
$1.429 Billion Floating-Rate Asset-Backed Notes Series 2001-1

Ratings Lowered and Removed From CreditWatch; Outlook Negative
A-1	A+/Negative	AA/Watch Neg
A-2	A+/Negative	AA/Watch Neg
A-3	A+/Negative	AA/Watch Neg
B-1	BBB+/Negative	A/Watch Neg
B-2	BBB+/Negative	A/Watch Neg
C-1	BB+/Negative	BBB/Watch Neg
C-2	BB+/Negative	BBB/Watch Neg
D-1	B+/Negative	BB/Watch Neg
D-2	B+/Negative	BB/Watch Neg

Triton Aviation Finance
$720 Million Floating- and Fixed-Rate Notes

Ratings Lowered and Removed From CreditWatch; Outlook Negative
A-1	A-/Negative	AA/Watch Neg
A-2	A+/Negative	AA/Watch Neg
B-1	BBB-/Negative	A-/Watch Neg
B-2	BBB-/Negative	A-/Watch Neg
C-1	B/Negative	BB/Watch Neg
C-2	B/Negative	BB/Watch Neg

ANALYST E-MAIL ADDRESSES
ted_burbage@standardandpoors.com
sean_hannigan@standardandpoors.com
corwin_leung@standardandpoors.com
anthony_nocera@standardandpoors.com
philip_baggaley@standardandpoors.com
StructuredFinance@standardandpoors.com
StructuredFinanceEurope@standardandpoors.com

Item 24

POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an “Attorney-in- Fact”), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the “SEC”) upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002	/s/ G. Adrian Robinson

G. Adrian Robinson

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Peter Sokell

Peter Sokell

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Kenneth N. Peters

Kenneth N. Peters

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ M. John McMahon

M. John McMahon

	Witness:	/s/ B. C. Robins

Dated: 9 August 2002	/s/ Sean Brennan

Sean Brennan
	Witness:	Marian Kennedy